UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

CREO PRODUCTS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

- and -

MANAGEMENT INFORMATION CIRCULAR

January 11, 2002

creo

CREO PRODUCTS INC.
3700 Gilmore Way
Burnaby, British Columbia
Canada V5G 4M1

Tel: 604.451.2700
Fax: 604.437.9891
Int: IR@creo.com

January 11, 2002

Dear Creo Shareholder:

We are pleased to invite you to the Annual General Meeting (the "Meeting") of the shareholders of Creo Products Inc., which will be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on Wednesday, February 20, 2002 at 1:30 p.m. (Vancouver time). The formal Notice of Meeting and Management Information Circular, which are contained in the following pages, outline the actions to be considered by the shareholders at the Meeting.

We hope that you will be able to attend the Meeting. However, if you are unable to be present, we would appreciate you taking a few minutes now to complete, sign and return your proxy in the enclosed envelope. Regardless of the number of shares you own, your vote is important.

Thank you for your continued interest in, and support for, Creo.

Yours sincerely,

/s/ Amos Michelson
Amos Michelson
Chief Executive Officer

/s/ Charles E. Young
Charles E. Young
Chair of the Board

NOTICE OF ANNUAL MEETING

CREO PRODUCTS INC.

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Creo Products Inc. ("Creo") will be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on Wednesday, February 20, 2002 at 1:30 p.m. (Vancouver time) for the following purposes:

1. to receive and consider the annual report to shareholders of Creo;

2. to receive and consider the consolidated financial statements for the year ended September 30, 2001 and the auditors' report thereon;

3. to elect directors of Creo for the ensuing year;

4. to appoint KPMG LLP, Chartered Accountants, as Creo's auditor and to authorize the directors to fix their remuneration;

5. to approve, by special resolution, the change in the Company's name, as more fully described in the accompanying Information Circular; and

6. to transact such other business as may properly be brought before the Meeting.

Further particulars of the above matters are set out in the attached Management Information Circular.

If you cannot be present in person, please complete, sign, date and return the accompanying form of proxy in the enclosed envelope as soon as possible.

By Order of the Board of Directors

/s/ Michael Graydon
Michael Graydon
Executive Vice-President
Chief Financial Officer and Corporate Secretary

Burnaby, British Columbia
January 11, 2002

TABLE OF CONTENTS
EXCHANGE RATE INFORMATION	1
GENERAL PROXY INFORMATION	1

Solicitation of Proxies
Appointment of Proxyholders
Action to be Taken under Proxy
Discretionary Authority
Revocation of Proxy
Non-registered Shareholders
Voting Shares
Principal Holders of Common Shares

1 1 1 2 2 2 3 3
MATTERS TO BE ACTED ON AT THE MEETING	3
Election of Directors Appointment of Auditor Change of Company Name	3 5 5
EXECUTIVE COMPENSATION	6
Stock Options Report on Executive Compensation Performance Graph	6 9 10
CORPORATE GOVERNANCE	11

Statement On Corporate Governance Practices
Mandate of the Board and the Board's Expectations for Management
Composition of the Board
Audit Committee
Compensation, Nominating and Corporate Governance Committee
Indemnification of Directors and Officers and Insurance
Shareholder Feedback

11 11 11 12 12 12 13
FINANCIAL STATEMENTS	13
OTHER BUSINESS	13
GENERAL	13

SCHEDULE "A" - RESOLUTION RE CHANGE OF COMPANY NAME

SCHEDULE "B" - TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES

MANAGEMENT INFORMATION CIRCULAR

EXCHANGE RATE INFORMATION

In this Circular, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars. The following table sets forth, for each period indicated, the high and low exchange rates for U.S. dollars expressed in Canadian dollars, based on the indicated Bank of Canada noon buying rate (the "Noon Buying Rate"), the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period, based on the North American closing rate:

	Year Ended September 30
	1999	2000	2001
High	1.5425	1.4978	1.5793
Low	1.4576	1.4433	1.4936
Average	1.5058	1.4689	1.5357
Rate at period end	1.4674	1.5035	1.5785

On January 11, 2002, the Noon Buying Rate was U.S.$1.00=Cdn$1.5972.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular accompanies the Notice of Annual Meeting (the "Notice of Meeting") of the holders of the common shares of Creo Products Inc. ("Creo") to be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on Wednesday, February 20, 2002 at 1:30 p.m. (Vancouver time), and any adjournment thereof (the "Meeting"), and is provided in connection with the solicitation of proxies by or on behalf of the management of Creo for use at the Meeting. The cost of soliciting proxies will be borne by Creo. While most proxies will be solicited by mail only, some shareholders may also be contacted by directors, officers or employees of Creo by telephone, facsimile or other similar means of communication.

Except where otherwise indicated, the information contained in this Circular is given as of January 11, 2002.

Appointment of Proxyholders

The persons named in the accompanying form of proxy are directors or officers of Creo. A shareholder may appoint some other person (who need not be a shareholder) to attend and act on the shareholder's behalf at the Meeting. To exercise this right, the shareholder may either insert the name of such other person in the blank space provided in the form of proxy or submit another appropriate form of proxy.

To be valid, a proxy must be signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney. Persons signing as executors, administrators, or trustees should so indicate.

To be acted on, a proxy properly executed by the shareholder must be received by Computershare Trust Company of Canada, Creo's registrar and transfer agent, at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada (fax: +1-604-683-3694) no later than 1:30 p.m. (Vancouver time) on February 19, 2002 or, if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened.

Action to be Taken under Proxy

On any ballot that may be called for, common shares represented by properly executed proxies will be voted for, against or withheld from voting in accordance with the instructions of the shareholder indicated on the proxy. In the absence of any instructions on the proxy or if such instructions are unclear, such common shares will be voted:

(a) for the election of the persons listed in the proxy as directors of Creo;

(b) for the appointment of KPMG LLP, Chartered Accountants, as Creo's auditor and authorizing the directors to fix their remuneration; and

(c) for the resolution approving the change of the Company name from Creo Products Inc. to Creo Inc.

Discretionary Authority

The enclosed form of proxy confers discretionary authority on the persons named regarding amendments to those matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. At the date of this Circular, the management of Creo knows of no such amendment or other matter. If any matters that are not now known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on those matters in accordance with their best judgment.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing, including another proxy, executed by the shareholder or the shareholder's attorney authorized in writing and deposited at Creo's registered office at 1810-1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3 prior to the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof before it is exercised on any particular matter, by voting in person at the Meeting, or in any other manner permitted by law. Attendance at the Meeting will not, by itself, revoke a previously delivered proxy.

Non-registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.

In many cases, common shares beneficially owned by a person (a "non-registered shareholder") are registered either (i) in the name of an intermediary that the non-registered shareholder deals with in respect of the common shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) or (ii) in the name of a clearing agency such as The Canadian Depository for Securities Limited of which the intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, Creo will have distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and intermediaries for onward distribution to non-registered shareholders.

Intermediaries are required to forward the Meeting Materials to those non-registered shareholders who have not waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive the Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted to the number of common shares beneficially owned by the non-registered shareholder but which is otherwise incomplete. In this case, the non-registered shareholder who wishes to submit a proxy should properly complete the form of proxy and submit it to Creo, c/o Computershare Trust Company of Canada, Creo's registrar and transfer agent, at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (fax: 604-683-3694); or

(b) be given a form of proxy which is not signed by the intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the intermediary must follow. Typically, the non-registered shareholder will be given a page of instructions that contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form, the non-registered shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the intermediary or its service company in accordance with the instructions of the intermediary or the service company.

In either case, the purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares they beneficially own. If a non-registered shareholder who receives either form of proxy wishes to attend the Meeting and vote in person (or have another person do so on behalf of the non-registered shareholder), the non-registered shareholder should strike out the persons named in the proxy and insert the name of the non-registered shareholder or other person's name in the blank space provided. In either case, non-registered shareholders should follow the instructions of their intermediary carefully, including the instructions regarding when and where the proxy or proxy authorization form is to be delivered.

A non-registered shareholder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive Meeting Materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on revocation of a proxy authorization form (voting instructions), or of a waiver of the right to receive Meeting materials and to vote, that is not received by the intermediary at least seven (7) days prior to the Meeting.

Voting Shares

As at January 11, 2002, the record date for the purpose of determining the shareholders entitled to receive notice of the Meeting (the "Record Date"), Creo's issued and outstanding capital consisted of 49,300,208 common shares, each carrying the right to one vote at all meetings of shareholders. A majority of the votes cast, in person or by proxy, is required for approval of each of the matters to be voted on at the Meeting, except for the vote relating to the change of name of the Company, for which a special resolution is required. A "special resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution.

In accordance with the provisions of the Canada Business Corporations Act (the "CBCA"), Creo's governing statute, Creo will prepare a list of shareholders as at the close of business on the Record Date. Each holder of common shares named in the list will be entitled to vote the shares shown opposite the name of the shareholder on the list on all resolutions put before the Meeting, except to the extent that: (a) the shareholder has transferred any of those shares after the Record Date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes ownership of the shares and demands, not later than ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders before the Meeting, in which case the transferee will be entitled to vote those shares at the Meeting. A shareholder who does not receive the Notice of Meeting is not deprived of the right to vote at the Meeting.

Principal Holders of Common Shares

As at the Record Date, the only person who, to the knowledge of Creo's directors and officers, beneficially owned, directly or indirectly, or exercised control or direction over, common shares carrying more than ten percent (10%) of the votes attached to all outstanding common shares, was Scitex Corporation Ltd. ("Scitex"), of Tel Aviv, Israel, which held 6,250,000 common shares, or 12.68 % of those outstanding on the Record Date.

Scitex is a party to a Standstill Agreement with Creo pursuant to which it has agreed, among other things, that for a period of five years from April 4, 2000 it will not vote against the election of Creo's nominees for election as directors, and that if it votes on an election of directors it will do so in the same way in respect of all nominees proposed by the Creo Board of Directors for election.

MATTERS TO BE ACTED ON AT THE MEETING

Election of Directors

Creo's Articles of Incorporation provide for a Board of Directors consisting of not less than three (3) and not more than nine (9) directors. There are currently nine (9) directors, but as of February 1, 2002, the size of the Board will be set at eight (8) members. Under an Asset Purchase Agreement dated January 17, 2000 to which Creo and Scitex are parties (the "Asset Purchase Agreement"), Creo agreed that (i) for so long as Scitex owns 15% or more of Creo's outstanding common shares, two persons designated by Scitex and reasonably acceptable to Creo would be included in the slate of nominees proposed by management for election as directors, and that Creo would use its best efforts to cause such persons to be elected, and (ii) for so long as Scitex owns less than 15% but more than 7.5% of Creo's outstanding common shares, Creo's obligations in this connection would be limited to one person designated by Scitex. Creo's management will propose the eight persons identified below for election as directors at the Meeting. One of those persons, Yeoshua Agassi, has been designated by Scitex pursuant to the provisions of the Asset Purchase Agreement described above.

Each person elected at the Meeting will hold office until the next annual meeting or until that person's successor is elected or appointed, unless they resign or are removed earlier.

The persons named in the enclosed form of proxy intend to vote for the election of the nominees of management set out below, in the absence of directions to the contrary from the shareholders appointing them. Management of Creo has no reason to believe that any of the nominees named below is unable or unwilling to serve as a director. If any such nominee should be unable or unwilling to serve as a director, the form of proxy accompanying this Circular confers the right on the persons named in the proxy, in their discretion, to vote for some other person or persons as directors, unless the proxy specifies that the common shares are to be withheld from voting in the election of directors.

The following table sets out the names of the eight proposed nominees; their municipalities of residence; their principal occupations during the past five (5) years, including all positions and offices currently held by them with Creo; and the date upon which each nominee, if currently a director, first became a director.
Name and Municipality of Residence	Director Since	Principal Occupation(s)
Yeoshua Agassi (1) Kiryat Ono, Israel	October 2001	Chief Executive Officer, Scitex Corporation Ltd. Vice President Business Development, Clal Industries and Investments Ltd.
Douglas A. Brengel (2) San Marino, California	2000	Senior Managing Director, West Coast Technology Group, Salomon Smith Barney, Inc.
Mark Dance Vancouver, British Columbia	February 2001	President and Chief Operating Officer, Creo's Graphic Arts Division
Norman B. Francis (2) West Vancouver, British Columbia	2000	President and Chief Executive Officer, Pivotal Corporation
Amos Michelson (1) (3) Vancouver, British Columbia	1992	Chief Executive Officer, Creo
Kenneth A. Spencer (1) Vancouver, British Columbia	1985(4)	Corporate Director
Morgan Sturdy (1) West Vancouver, British Columbia	February 2001	Corporate Director
Charles E. Young (1) (2) Vancouver, British Columbia	1999	President and Chief Executive Officer, Marin Investments Ltd. (a private investment company)

(1) Member of the Compensation, Nominating and Corporate Governance Committee (the "Compensation Committee"). See "Statement on Corporate Governance Practices - Board Committees".

(2) Member of the Audit Committee. See "Statement on Corporate Governance Practices - Board Committees".

(3) Mr. Michelson is a non-voting member of the Compensation Committee.

(4) Dr. Spencer did not serve as a director during the period January 1996 to January 1997.

Each of the proposed nominees has been engaged in the principal occupation indicated above for the past five years, except for Messrs. Agassi, Dance and Sturdy. Mr. Agassi has been Vice President, Business Development of Clal Industries and Investments Ltd. since May 2001, was General Manager of Leumicard Ltd. during 2000, and General Manager of Direct Insurance at I.D.I. Insurance Company Ltd. from 1993 to 1998. Mr. Dance was Chief Operating Officer of Creo from October 1997 to April 2000, and Vice President of Operations from January 1997 to October 1997. Mr. Sturdy was Executive Vice President and Chief Operation Officer of Nice Inc, USA from April 1999 to April 2000, was President of Nice Canada from September 1997 to April 1999, and President and Chief Executive Officer of Dees Communications Ltd. prior to September 1997.

The following table sets out the number of common shares and stock options beneficially owned, directly or indirectly, by each nominee for election to Creo's Board of Directors, or over which each nominee exercised control or direction, as of January 11, 2002.
Name	Number of Shares(1)	Percentage of Outstanding Shares	Number of Options
Yeoshua Agassi (2) Director	6,250,000	12.68%	Nil
Douglas Brengel Director	1,000	0.002%	3,823
Mark Dance Executive Vice President and Director	713	0.001%	91,763
Norman Francis Director	Nil	Nil	5,761
Amos Michelson Chief Executive Officer and Director	1,846,658	3.75%	120,078
Kenneth Spencer Director	1,355,830	2.75%	3,615
Morgan Sturdy Director	Nil	Nil	2,854
Charles Young Chair of Board of Directors	1,104,900	2.24%	6,226

(1) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Creo, has been furnished by each of the nominees. As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares. A person who has a right to acquire a common share within 60 days of January 11, 2002 has "beneficial ownership" of that common share. More than one person may be deemed to have beneficial ownership of the same securities.

(2) By reason of his association with Scitex, Mr. Agassi has the power to dispose of the 6,250,000 common shares issued to Scitex pursuant to the Asset Purchase Agreement.

Appointment of Auditor

The persons named in the accompanying form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as Creo's auditor, to hold office until the close of the next annual meeting of shareholders, and to authorize the Board of Directors to fix the remuneration of the auditor. KPMG LLP has been Creo's auditor since June 1998. Prior to June 1998, Creo's auditor was Price Waterhouse, Chartered Accountants (now PricewaterhouseCoopers LLP).

Change of Company Name

Approval of the shareholders, by special resolution, will be sought at the Meeting to change the name of the Company from Creo Products Inc. to Creo Inc.

The purpose of the proposed Company name change is to consolidate all of the Company's activities and businesses under one brand name and logo: Creo. The Company intends to phase out the use of the name CreoScitex, which currently designates the operating division of the Company that is focused on the graphic arts. In addition, the Creo logo will be updated and changes will be made to the names of Creo's subsidiary organizations. By making this change, Creo will be able to focus on nurturing a single, strong brand, which, in turn, will also establish a solid platform for the Company's future growth into new markets. The Company name change will not have any impact on the comprehensive product line currently offered by the Company, although products will be re-badged with the Creo name. Creo will continue to trade under the symbols "CREO" on NASDAQ and "CRE" on the Toronto Stock Exchange.

The text of the proposed resolution to approve the change of the Company name is set out in Schedule "A" of this Circular, which must be passed with or without amendment by the affirmative vote of a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution. Unless a shareholder directs that his or her common shares be otherwise voted, voted against or withheld from voting in connection with the proposed Company name change, the persons named in the enclosed form of proxy will vote in favour of the change of the Company name.

Executive Compensation

During the fiscal year ended September 30, 2001 the aggregate cash compensation paid or payable by Creo to its directors and named executive officers was $1,888,980.

Summary Compensation Table
	Annual Compensation (1)				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted(#)
Amos Michelson Chief Executive Officer	2001	$176,730	$315,119	-	118,647
	2000	162,821	365,220	-	-
	1999	107,835	187,526	-	-
Dan Gelbart President and Chief Technology Officer	2001	176,730	315,119	-	71,188
	2000	162,821	365,220	-	-
	1999	107,835	187,526	-	-
Alon Lumbroso(2) Managing Director, CreoScitex Europe, S.A.	2001	351,263	-	-	6,929
	2000	129,000	20,290	-	53,774
	1999	N/A	N/A	N/A	N/A
Larry Letteney President, CreoScitex America, Inc.	2001	317,407	-	-	13,800
	2000	156,676	25,333	-	61,139
	1999	120,000	10,000	-	6,884
Stephen Avedikian President, Iris Graphics Inc.(2)	2001	236,612	-	-	8,720
	2000	105,000	15,750	-	41,787
	1999	N/A	N/A	N/A	N/A

(1) For the purpose of determining the Annual Compensation for the named executive officers that were formerly employed by Scitex, compensation data was available only for the period since April 4, 2000.

(2) Annual Compensation for 2000 is for the period from April 4, 2000 to September 30, 2000.

The preceding table sets out compensation information for the fiscal years ended September 30, 2001, September 30, 2000 and September 30, 1999 for Creo's Chief Executive Officer and its four (4) other most highly compensated executive officers serving as such at September 30, 2001 (the "named executive officers"). The annual compensation presented above excludes perquisites and other personal benefits because these benefits did not exceed 10% of the total annual salary and bonus for any of the named executive officers.

Stock Options

Creo's Amended and Restated Option Plan (the "Plan") provides for the grant of incentive stock options to employees of Creo and its subsidiaries and nonstatutory stock options to employees of and consultants to Creo and its subsidiaries. The Plan was initially adopted by the Board of Directors in October 1995, and subsequently approved by the shareholders at the annual meeting in January 1996. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees and consultants and to promote the success of Creo's business. Initially, 4,000,000 common shares were reserved for issuance under the Plan. In May 1999, the number of common shares reserved was increased to 8,000,000 as the result of a 2 for 1 stock split. Certain minor amendments to the Plan was made by the Board of Directors in November 1999 in connection with the listing of Creo's common shares on The Toronto Stock Exchange ("TSE"). Additional amendments to the Plan were approved at the 2000 annual general meeting of shareholders, including the reservation of an additional 4,000,000 common shares, thereby increasing the maximum number of common shares that may be granted under the Plan to 12,000,000. The purpose of the additional reservation was to recognize the substantial increase in the number of persons eligible for grants of options under the Plan as a result of the acquisition of the pre-press operations of Scitex.

The Plan is administered by Creo's Board of Directors, which acts on the recommendation of its Compensation, Nominating and Corporate Governance Committee (the "Compensation Committee"). Options may be awarded both as a form of compensation and as an incentive. The Board determines the terms of options granted under the Plan, including the number of common shares that may be purchased, the exercise price and method of payment, and vesting schedules. The term of options may not exceed ten years. Creo's practice to date has been to grant options with five-year terms. Under the Plan (as amended in 2000), the exercise price of any options must be no less than the ten (10) day weighted average of the closing price of the common shares on NASDAQ as of the date of the grant.

Creo's Board of Directors, on the recommendation of the Compensation Committee, fixes a global number of options to be made available for distribution to employees under the Plan. In fixing the global number, account is taken of, among other factors, Creo's financial performance in the immediately preceding fiscal year, the level of awards in comparable corporations, overall compensation levels, and potential dilution to shareholders. The global allocation is determined in March of each year, and the options allocated are generally granted to individual employees in April. The actual number of options granted to any individual employee is determined by Creo's Corporate Steering Committee, which consists of its senior management, and is based in part upon the results of the Creo-wide peer review. The Chief Executive Officer and the Executive Vice Presidents determine the number of options granted to members of the Corporate Steering Committee. The exercise price of the options awarded is equal to the fair market value of Creo's shares on the date of grant.

In February 2001, the Board of Directors approved a global grant of 975,000 options under the Plan, of which 847,659 were issued on April 25, 2001, with an exercise price of $30.26 Cdn. These options expire on
April 25, 2006 and vest on April 1, 2002. On October 19, 2001, 99,688 options were issued to employees in Japan with an exercise price of $15.66 Cdn., and these options expire October 19, 2006 and vest every six months over a four-year period beginning October 19, 2001 and ending April 1, 2005. In addition, from time to time the Board of Directors approves the issuance of options for new hires.

As of January 11, 2002, options have been granted under the Plan to purchase 4,785,165 common shares, at prices ranging between $3.75 Cdn. and $51.10 Cdn. These options expire on various dates between March 1, 2002 and January 2, 2007. Of the outstanding options, 2,886,523 are fully vested. The remaining options vest at various rates over a maximum period of five (5) years. As at September 30, 2001, 1,912,501 options remained available for future grant under the Plan.

On November 19, 2001, Creo announced its employee stock option restructuring program. Option holders were given the opportunity to surrender their unvested options for cancellation and to surrender their vested options at various exchange ratios for new options to be issued and priced in July, 2002. The election period for all option holders around the world, except in Europe, ended on January 1, 2002. The election period for option holders in Europe extends in different countries to various dates in late January, 2002. As of January 1, 2002, a total of 4,577,536 options were surrendered by option holders outside of Europe pursuant to the option exchange program, and this will result in the issuance of 1,352,826 options in July 2002. As of January 11, 2002, an estimated 452,016 options will be surrendered by option holders in Europe, and this will result in the issuance of approximately 141,184 options in July 2002. Insiders, including directors and senior officers, of Creo were not entitled to participate in the stock option restructuring program.

Option Grants in 2001 Fiscal Year

The named executive officers who were granted options during fiscal 2001 are as follows:
Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price (C$/Share)	Market Value of Common Shares Underlying Options at the Date of Grant (C$/Share)	Expiration Date
Amos Michelson	118,647 (1)	5.0541	$30.30	$30.04	June 8, 2006
Dan Gelbart	71,188(1)	3.0324	30.30	30.04	June 8, 2006
Alon Lumbroso	38,400(2) 4,329(3) 1,333(1) 1,267(1)	1.6357 0.1844 0.0568 0.0540	32.50 30.56 30.26 25.36	36.00 31.19 22.40 22.40	December 11, 2005 May 3, 2006 August 6, 2006 August 6, 2006
Larry Letteney	11,116(3) 2,634(1)	0.4735 0.1122	30.26 30.26	30.35 22.40	April 25, 2006 August 6, 2006
Stephen Avedikian	6,671(3) 2,049(1)	0.2842 0.0873	30.26 30.26	30.35 22.40	April 25, 2006 August 6, 2006

(1) Options vest 100% one year from date of grant.

(2) Options vest over a five (5) year period, with 22% vesting on October 1, 2001, 12% vesting on April 1, 2002, and 11% vesting every six months thereafter.

(3) Options vest 100% on April 1, 2002.

Aggregated Options Exercised During 2001 Fiscal Year and Fiscal Year-End Option Values
Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at September 30, 2001 (exercisable/unexercisable)	Value of Unexercised In-the- Money Options at September 30, 2001($) (1) (exercisable/unexercisable)
Amos Michelson	Nil	Nil	Nil / 118,647	Nil
Dan Gelbart	Nil	Nil	Nil / 71,188	Nil
Alon Lumbroso	Nil	Nil	15,374 / 45,329	Nil
Larry Letteney	Nil	Nil	22,447 / 47,346	Nil
Stephen Avedikian	Nil	Nil	11,884 / 38,623	Nil

(1) Based on the closing price of the common shares on the NASDAQ National Market on the last trading day of the fiscal year, being $12.03.

Report on Executive Compensation

The members of the Compensation Committee of Creo's Board of Directors during the fiscal year ended September 30, 2001 were Yoav Chelouche, Amos Michelson (non-voting member), Kenneth Spencer, Morgan Sturdy and Charles Young. With the exception of Amos Michelson, all of the members of the Compensation Committee were unrelated non-management directors within the meaning of the guidelines on corporate governance of the TSE. In October 2001, Yeoshua Agassi replaced Yoav Chelouche on the Compensation Committee.

The Compensation Committee has overall responsibility for, among other matters, the terms of employment (including compensation arrangements) of senior executives and succession planning. The Compensation Committee is also responsible for making recommendations with respect to director nominees and awards under Creo's Amended and Restated Option Plan. The Compensation Committee met five times during fiscal 2001.

Below is the Compensation Committee's report on executive compensation in respect of fiscal 2001.

Compensation Philosophy

Creo's goal is to create value for its shareholders. Compensation for its senior executives is, accordingly, designed to reflect the following considerations: to provide a strong incentive to management to achieve Creo's goals each year; to ensure that the interests of management and of the shareholders are aligned; and to enable Creo to attract, retain and motivate the quality of people necessary to its business in the light of competition for qualified personnel. Creo's approach to compensation for senior executives and other employees is designed to recognize both corporate and individual performance, and the fact that competition for highly skilled employees is both intense and not limited by national boundaries.

The compensation paid to senior executives generally consists of base salary and stock option allocations. Creo's compensation policy reflects a belief that a significant portion of total compensation for its senior executives should be "at risk" in the form of stock options, so as to create a strong incentive to build shareholder value. An attempt is made to provide total compensation for senior executives in the range of the 75th to 90th percentile of total compensation paid to persons occupying comparable positions in comparable corporations.

Base Salary

In general, Creo seeks to provide base salaries to its senior executives at the median of the range of base salaries paid to persons occupying comparable positions in comparable Canadian corporations, subject to variations reflecting the results of an annual corporation-wide peer review of all Creo employees, including senior executives.

In the case of Messrs. Michelson and Gelbart, base salaries are determined by the Board of Directors on the recommendation of the Compensation Committee. For the 2001 fiscal year, each of Messrs. Michelson and Gelbart was paid a base salary of $176,730.

Bonuses awarded to Messrs. Michelson and Gelbart are also determined by Creo's Board of Directors on the recommendation of the Compensation Committee. For the fiscal year 2001, the Board approved payment to each of a bonus of $315,119.

Stock Options

Executives are eligible to participate in the Amended and Restated Option Plan. During fiscal 2001, Messrs. Michelson and Gelbart were awarded 118,647 and 71,188 options respectively.

Submitted by the Compensation, Nominating and Corporate Governance Committee of the Board of Directors:

Yeoshua Agassi
Kenneth Spencer
Morgan Sturdy
Charles Young

Performance Graph

The following graphs compare the cumulative shareholder return on $100 invested in Creo's common shares in the period from August 5, 1999, the date of Creo's initial public offering, to September 30, 2001, the end of Creo's most recently completed financial year, with the total cumulative return of (i) the TSE 300 Composite Index and (ii) the NASDAQ Total Return Index, for the same periods (assuming reinvestment of all dividends).

CORPORATE GOVERNANCE

Statement On Corporate Governance Practices

The TSE requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of The Toronto Stock Exchange Committee on Corporate Governance in Canada (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Schedule "B" to this Circular sets out the principal components of the Guidelines, and indicates the extent to which Creo complies with them.

Mandate of the Board and the Board's Expectations for Management

Under the CBCA, the directors are required to manage Creo's business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the corporation. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In discharging this responsibility, Creo's Board of Directors oversees and monitors significant corporate plans and strategic initiatives. The Board's strategic management process consists of an annual review of Creo's business plan and budget, and quarterly reviews of and discussions with management relating to strategic and budgetary issues. The Board reviews the principal risks inherent in Creo's business, including financial risks, and assesses the systems established to manage those risks. Directly and through its Audit Committee, the Board also assesses the integrity of Creo's internal financial control and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve annual operating and capital budgets; any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets; long-term strategy; organizational development plans; and the appointment of senior executive officers.

The Board expects management to focus on enhancing shareholder value by formulating and refining Creo's corporate mission, securing the commitment of Creo employees to that mission, developing strategies consistent with the corporate mission and formulating programs and procedures for their implementation. Management is expected to provide effective leadership in all aspects of Creo's activities, to maintain its corporate culture and motivate its employees, and to communicate effectively with employees, customers and other industry participants. The Board also expects management to provide the directors on a timely basis with information concerning Creo's business and affairs, including monthly financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

The Board holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. Creo's management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience.

Composition of the Board

At the last annual general meeting of shareholders held on February 21, 2001, Creo's shareholders elected nine directors. Of these directors, seven were "unrelated" within the meaning of the Guidelines - that is, they were independent of management and free from any interest and any business or other relationship with Creo which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the corporation, other than interests arising from shareholdings. Two directors, Amos Michelson, Creo's Chief Executive Officer, and Mark Dance, President and Chief Operating Officer of Creo's graphic arts division, were "related" within the meaning of the Guidelines.

Subsequent to the 2001 annual meeting, two directors, Rimon Ben-Shaoul and Yoav Chelouche, resigned from the Board of Directors, and were replaced by Meir Shannie and Yeoshua Agassi respectively. Messrs. Agassi and Shannie were both nominees of Scitex and were appointed to the Board pursuant to the provisions of the Asset Purchase Agreement. Messrs. Agassi and Shannie are considered "unrelated" directors within the meaning of the Guidelines. Mr. Shannie has informed the Board of his intention to resign from the Board effective February 1, 2002, and the size of the Board will be set at eight (8) members as of that date.

Creo does not have a "significant shareholder" within the meaning of the Guidelines - that is, a shareholder with the ability to cast a majority of the votes for the election of directors.

Board Committees

Creo's Board of Directors has established three committees:

Audit Committee

During fiscal 2001, the Audit Committee implemented an updated Charter that establishes the membership requirements for, and general functions, authority, role and responsibilities of, the Committee. The Audit Committee is currently composed of three unrelated directors, Messrs. Brengel, Francis and Young, all of whom meet current independence, financial literacy and experience requirements of each of The NASDAQ Stock Market, Inc., the TSE and other pertinent regulatory authorities. The Audit Committee is responsible for, among other matters:

(a) reviewing and making recommendations for the appointment of independent auditors and the annual audit of Creo's financial statements and internal accounting practices and policies;

(b) reviewing the annual and interim financial statements and any public disclosure documents containing financial information prior to their release;

(c) assessing risk areas and policies to manage risk, including, without limitation, environmental risk and insurance coverage; and

(d) reviewing and, if appropriate, approving changes to Creo's corporate treasury policy.

The Audit Committee met four times during fiscal 2001 and will meet on at least a quarterly basis during fiscal 2002.

Compensation, Nominating and Corporate Governance Committee

The Compensation Committee consists of four unrelated directors: Messrs. Agassi, Spencer, Sturdy and Young. In addition, Amos Michelson, Creo's Chief Executive Officer, participated in certain of the proceedings of the Committee, but as a non-voting member. The Compensation Committee is responsible for, among other matters:

(a) reviewing the composition and governance of Creo's Board of Directors, the effectiveness of the Board as a whole and the contribution made by each of the directors, and making recommendations for the appointment or election of directors and the orientation of new directors;

(b) reviewing and making recommendations concerning the membership and the powers, mandates and performance of committees of the Board;

(c) reviewing and making recommendations to the Board for ways of maintaining an effective working relationship between the Board and management; And

(d) reviewing and making recommendations to the Board concerning the Amended and Restated Option Plan.

The Chair of the Board is responsible for overseeing the effective operation of the Board. The Board is relatively small in size, and a majority of its members have been directors or observers at Board meetings for a number of years and, accordingly, are fully familiar with Creo's operations. The Compensation Committee believes that the process for assessing ongoing performance, while informal, is effective, and that formal procedures in this connection are not currently required.

The Compensation Committee met five times during fiscal 2001 and will meet at least twice during fiscal 2002.

Indemnification of Directors and Officers and Insurance

Creo's By-laws provide that Creo will indemnify any of its directors, former directors, officers and former officers, and certain other persons, against all costs reasonably incurred by them in any civil, criminal or administrative proceeding to which they are or may be made a party by reason of being or having been a director or officer of Creo. The indemnity covers amounts paid to settle actions or to satisfy judgments, but may only be paid if the person claiming the indemnity has acted honestly and in good faith with a view to Creo's best interests and, in the case of a criminal or civil proceeding, if the person had reasonable grounds for believing that his or her conduct was lawful. Payment of any indemnity in connection with an action brought by or on behalf of Creo requires prior court approval. Creo has also entered into indemnification agreements with each of its directors and officers.

Creo has purchased insurance for the benefit of its directors and officers against liability incurred by them as directors and officers, subject to certain limitations contained in the CBCA and as outlined in the Insurance Policy. For fiscal 2001, the policy provides coverage to directors and officers in the aggregate amount of $50,000,000, subject to a deductible of $75,000 per occurrence other than securities claims, and $200,000 per securities claim. The total premium charged for this insurance during fiscal 2001 was $207,500 and was paid by Creo. For fiscal 2002, the policy provides coverage to directors and officers in the aggregate amount of $50,000,000, subject to a deductible of $100,000 per occurrence other than securities claims, and $200,000 per securities claim. The total premium charged for this insurance for fiscal 2002 is $219,428, and this amount is paid by Creo.

Shareholder Feedback

The Chief Financial Officer and the corporate relations group are responsible for investor relations functions. Inquiries from shareholders and investment analysts are promptly responded to by these individuals or, when appropriate, by other Creo executives.

FINANCIAL STATEMENTS

The consolidated financial statements of Creo for the fiscal year ended September 30, 2001, together with the auditors' report on these statements, will be provided to shareholders at the Meeting. These financial statements form part of Creo's annual report, which accompanies this Circular.

OTHER BUSINESS

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to any amendments to the matters set forth in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

The Creo Board of Directors is not aware of any matters to be presented for action at the Meeting other than those specifically referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote on such matters in accordance with their best judgement.

On any ballot that may be called for at the Meeting, all common shares in respect of which the persons named in the accompanying form or forms of proxy have been appointed to act will be voted or withheld from voting in accordance with the specification of the holder of common shares signing the proxy or proxies. If no such specification is made, then the shares represented by the applicable proxy will be voted as stated above.

GENERAL

The Board of Directors of Creo has approved the contents and the sending of this Circular.

Dated at Burnaby, British Columbia this 11th day of January 2002.

/s/ Michael Graydon
Michael Graydon
Executive Vice-President
Chief Financial Officer and Corporate Secretary

SCHEDULE "A"

RESOLUTION RE CHANGE OF COMPANY NAME

BE IT RESOLVED THAT:

1. The change of the Company name from Creo Products Inc. to Creo Inc. be and is hereby approved.

2. Any one officer or director of the Company be and is hereby authorized for and on behalf of and in the name of the Company, to do all such acts and things and to execute and deliver, whether under corporate seal of the Company or otherwise, all such documents and writings as in his or her sole discretion are necessary or desirable to give effect to this resolution.

SCHEDULE "B"

TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES
TSE Guidelines	Does Creo Comply?	Comments

1. The Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:
(a) adoption of a strategic planning process	Yes

The Board maintains oversight of management's strategic planning initiatives through annual and quarterly budgetary reviews and approvals. Extraordinary initiatives not provided for in the approved budget require separate Board approval.

(b) identifying the principal risks of Creo's business and implementing risk management systems	Yes	The Board receives quarterly progress and financial reports from management and from time to time gives general advice to management.
(c) succession planning and monitoring senior management	Yes	The mandate of the Board's Compensation, Nominating and Corporate Governance Committee includes succession planning and monitoring the performance of senior management.
(d) communications policy	Yes

The Board periodically reviews the arrangements initiated by management, under the general supervision of the Chief Financial Officer, to ensure effective communication with its stakeholders and the public.

(e) integrity of internal control and management information systems	Yes

The Board's Audit Committee reviews compliance with financial reporting obligations, applicable accounting principles and appropriate internal controls. It meets with Creo's external auditors at least once in each fiscal quarter, reviews interim results, and reports to the Board.

2. Majority of directors should be "unrelated"	Yes

Directors during and post fiscal 2001:

Yeoshua Agassi - Unrelated (appointed
October 10, 2001)

Raffi Amit - Unrelated (ceased acting as a
director February 21, 2001)

Rimon Ben-Shaoul - Unrelated (ceased
acting as a director May 1, 2001)

Douglas Brengel - Unrelated

Yoav Chelouche - Unrelated (ceased
acting as a director October 10, 2001)

Mark Dance - Related (President and
Chief Operating Officer of Creo's graphic
arts division; appointed February 21,
2001)

Norman Francis - Unrelated

Dan Gelbart - Related (President of Creo;
ceased acting as a director February 21,
2001)

Amos Michelson - Related (Chief
Executive Officer of Creo)

Meir Shannie - Unrelated (appointed
May 1, 2001)

Kenneth A. Spencer - Unrelated

Morgan Sturdy - Unrelated

Charles Young - Unrelated

The determination as to whether a director is related was reached by a review and analysis of the financial, contractual and other relationships of each director and their associates and affiliates with Creo, and an assessment of the materiality of any such relationships and the effect, if any, on the independence of each individual director.

3. Appoint a committee composed exclusively of unrelated, non-management directors responsible for appointment/assessment of directors	No

The Compensation, Nominating and Corporate Governance Committee is responsible for recommending potential new directors and assessing the performance and contribution of directors. A majority of the current members of the Committee are unrelated, non-management directors. Amos Michelson is the only related member of the Committee, but is a non-voting member.

4. Implement a process for assessing the effectiveness of the Board, its committees and individual directors	Yes	These are all responsibilities entrusted to the Compensation, Nominating and Corporate Governance Committee.
5. Provide orientation and education programs for new directors	No	Creo intends to prepare and maintain a "Directors' Policy Manual" to assist new and existing Board members.
6. Consider the size of the Board, with a view to improving effectiveness	Yes

The Board is specifically mandated to fix its size, subject to shareholders approval. The Compensation, Nominating and Corporate Governance Committee is charged with the duty of assisting the Board in matters pertaining to, among other things, the organization and composition of the Board. The Board has determined that an appropriate size for Creo's Board, given its current position, is in the range of seven to nine directors.

7. Review compensation of directors in light of risks and responsibilities	Yes

During fiscal 2001, the directors did not receive any cash compensation for acting as such, but were eligible to receive, and were granted, stock options. The Compensation, Nominating and Corporate Governance Committee reviews this policy annually.

8. Committees should generally be composed of non-management directors	Yes

During fiscal 2001, all Board committees except for the Compensation, Nominating and Corporate Governance Committee, of which Amos Michelson was a non-voting member, were composed entirely of non-management directors.

9. Appoint a committee responsible for approach to corporate governance issues	Yes	The Compensation, Nominating and Corporate Governance Committee is responsible for developing and monitoring the Creo's approach to corporate governance issues.
10. Define limits to management's responsibilities by developing mandates for:
(a) the Board	Yes

The Board has plenary power and responsibility. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. Terms of reference for the Board have been established.

(b) the Chief Executive Officer	Yes	The limits to the authority and the corporate objectives of the Chief Executive Officer are defined by Creo's annual plan and budget, and by terms of reference established for the position.
11. Establish structures and procedures to enable the Board to function independently of management	Yes

The majority of the Board, including the Chair, are independent of Creo's management. The Board and its committees meet independently of management when warranted. In addition, when appropriate, in camera sessions are held at Board meetings in the absence of management.

12. Establish an Audit Committee with a specifically defined mandate	Yes

The mandate of the Audit Committee, all of whose members are independent and non-management directors, includes monitoring the audit and the preparation of financial statements, reviewing all prospectuses, annual and quarterly reports, annual information forms and other similar documents, and meeting with the outside auditors independently of management. During fiscal 2001, the Audit Committee updated its Charter, which establishes the membership requirements for, and general functions, authority, role and responsibilities of, the Committee.

13. Implement a system to enable individual directors to engage outside advisers, at the corporation's expense	Yes	Individual directors may engage outside advisers at the expense of the corporation, with the approval of a majority of the non-management directors.

CREO PRODUCTS INC.

This proxy is solicited by the management of Creo Products Inc. ("Creo" or the "Corporation") for use at the Annual General Meeting of the holders of common shares of the Corporation (the "Meeting") on Wednesday, February 20, 2002 at 1:30 p.m. (Vancouver time) at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia.

PROXY

I am entitled to execute this proxy in respect of common shares of Creo Products Inc., and I appoint AMOS MICHELSON or, failing him, MARK DANCE or ________________________________ ("my proxyholder") to attend, vote and act on my behalf at the Meeting of Creo Products Inc. to be held on February 20, 2002 or at any adjournment of that meeting as if I were personally present. I direct my proxyholder to vote my common shares on any ballot that may be called for on all matters properly brought before the Meeting and specifically set out below:

(a)

	For	Withhold Vote
on the election of the following persons as directors of Creo:
Yeoshua Agassi	______	______
Douglas A. Brengel	______	______
Mark Dance	______	______
Norman B. Francis	______	______
Amos Michelson	______	______
Kenneth A. Spencer	______	______
Morgan Sturdy	______	______
Charles E. Young	______	______

(b)

	For	Against
on the resolution to re-appoint KPMG LLP as Creo's auditor and authorize the directors to fix their remuneration	______	______

(c)

	For	Against
on the special resolution to change the name of the Corporation from "Creo Products Inc." to "Creo Inc."	______	______

With respect to amendments or variations to the matters described above or other matters which may properly come before the meeting, I hereby confer discretionary authority on my proxyholder to vote as he/she thinks fit. I hereby revoke all former proxies and ratify everything my proxyholder may do at the meeting or any adjournment of it.

Signature of registered holder

(or duly authorized officer if a corporation)_______________________________________

Please Print Name______________________________ Date__________________2002

creo

Instructions:

1. If you are unable to attend the Meeting but wish to be represented, you have the right to appoint a person, who need not own common shares, to attend and vote on your behalf. If you use this form of proxy but want to appoint someone other than Amos Michelson or Mark Dance as your proxyholder, you should cross out their names and insert the name of your preferred proxyholder in the blank space provided. Your proxyholder should then attend the meeting to vote on your behalf.

2. You should indicate your choice for each item by checking the appropriate box. If you do not specify a choice, your common shares will be voted in favour of each of the matters identified. If you wish the common shares represented by this proxy to be voted for or against the motions set out below, or in the case of the election of directors and the re-appointment of the auditor, withheld from voting, you should mark the appropriate box with an X or a tick (✓ ).

3. In order to be valid, this proxy must be dated and signed by you as registered holder or by your properly appointed attorney. If the registered holder is a corporation, this proxy must be signed by an authorized officer or attorney of the corporation. Proxies must be received by Computershare Trust Company of Canada at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 no later than 1:30 p.m. on February 19, 2002, or if the Meting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays), before the time the adjourned Meeting is to be reconvened. The fax number for Computershare Trust Company of Canada is +1-604-683-3694. If you do fax the proxy, you should also mail the original in the envelope provided. If not dated, the proxy will be deemed to be dated February 19, 2002.

(Please advise the Company of any change of address)

Shareholders who are unable to be present at the meeting are requested to sign and return this Proxy in the enclosed addressed envelope.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: January 18, 2002

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary